

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 19, 2017

André Morissette
Chief Executive Officer
Campagna Motors USA, Inc.
1320 State Route 9, Suite 6667
Champlain, NY 12919

>   **Re: Campagna Motors USA, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 5, 2017**
>   **File No. 024-10706**

Dear Mr. Morissette:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify your principal underwriters in your next amendment. See Item 5(a) of Part II of Form 1-A.

Dilution, page 15

2. Please refer to the line in the table titled "Net offering proceeds." The amounts presented on this line should equal the amounts presented on the line titled "Capital raised" less the amounts presented on the lines titled "Offering commissions" and "Offering costs." However, the amounts disclosed for Net offering proceeds are not mathematically correct for each of the 50%, 75%, and 100% offering scenarios. Please revise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621; Jacqueline Kaufman, Staff Attorney, at 202-551-3797; or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Stephenson, Esq.